October 24, 2018

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
20 Shipyard Way
Newport Beach, CA 92663

       Re: DPW Holdings, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed October 4, 2018
           File No. 333-226301

Dear Mr. Ault:

       We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2018 letter.

Amendment No. 1 to Form S-3 filed October 4, 2018

About the Company, page 3

1. We note your response to prior comment 2. Expand your analysis as to whether the agreements are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation
       S-K to address whether the following agreements are material to you: (1) the guarantee mentioned in the third paragraph on page 5; and (2) the agreements mentioned in the fifth, sixth and seventh paragraphs on page 7. Also, file or identify the filings with which you have included the agreements and guarantees you highlight in the fourth paragraph on page 6. Include in your response the applicable exhibit number, if any. Milton C. Ault, III
DPW Holdings, Inc.
October 24, 2018
Page 2
Convertible Notes Issued to an Instituional Investor, page 5

2. Please tell us how you determined the number of shares to be registered for resale upon conversion of the May convertible note. In this regard, it appears from Exhibit A of the amended agreement filed as exhibit 10.1 to your Form 8-K filed on September 25, 2018 that a portion of the principal balance of the May convertible note has been repaid.
      Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz, Assistant Director, at
202-551-3412 with any questions.



                                                               Sincerely,
FirstName LastNameMilton C. Ault, III
                                                               Division of
Corporation Finance
Comapany NameDPW Holdings, Inc.
                                                               Office of
Electronics and Machinery
October 24, 2018 Page 2
cc:       Marc J. Ross, Esq.
FirstName LastName